NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium declares dividend
May 7, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
Calgary, Alberta — The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) has declared a dividend of five and one half cents U.S. per common share to be paid on July 3, 2008 to shareholders of record on June 12, 2008.
All dividends paid by Agrium Inc. are, pursuant to subsection 89(14) of the Income Tax Act, designated as eligible dividends. An eligible dividend paid to a Canadian resident is entitled to the enhanced dividend tax credit.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
ADVISORY
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Reform Act of 1995. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors relative to these statements include: the Company’s inability to pay the dividend it has declared payable, a delay in closing the Company’s previously announced equity offering beyond the record date for the declared dividend, as well as other risk factors listed from time to time in Agrium’s reports and comprehensive public disclosure documents including Agrium’s Annual Information Form, and in other Agrium filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).
FOR FURTHER INFORMATION:
Agrium Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437